Exhibit 99.1

Michael Kors Holdings Limited Updates Fourth Quarter Fiscal 2012 Guidance

Hong Kong — March 19, 2012 — Michael Kors Holdings Limited (NYSE: KORS) (the “Company”) today announced that the Company updated its fourth quarter fiscal 2012 guidance.

For the fourth quarter of fiscal 2012, the Company now expects diluted earnings per share to be in the range of $0.14 to $0.16 as compared to its previous guidance of $0.10 to $0.12. This excludes the effect of the one-time gain in the fourth quarter, which impacted diluted earnings per share by $0.01. The Company now expects total revenue to be in the range of $350 million to $360 million, with the gross margin to be in the range of 55.5% to 56.5%. During the quarter, the Company has experienced certain operational difficulties transitioning to its new distribution facility, which has impacted deliveries to its wholesale customers and retail stores. The Company may experience additional shipping delays until it has fully completed its transition to its new distribution facility, which could affect the Company’s ability to achieve its revenue guidance. The Company anticipates this transition to be completed by the end of April 2012. The expected diluted earnings per share assume 197.0 million diluted weighted-average shares outstanding and a 40% tax rate.

For fiscal 2012, the Company now expects diluted earnings per share to be in the range of $0.79 to $0.81 compared to its previous guidance of $0.74 to $0.76. This excludes the effect of the one-time charges as reported in the Company’s third quarter earnings press release issued February 14, 2012, which impacted diluted earnings per share by $0.09, partially offset by the aforementioned one-time gain in the fourth quarter, which is expected to impact diluted earnings per share by $0.01. The Company now expects total revenue to be in the range of $1.27 billion to $1.28 billion, with the gross margin to be in the range of 56.5% to 57.5%. The expected diluted earnings per share assume 190.0 million diluted weighted-average shares outstanding and a 39% tax rate. The Company’s updated projected results for the fourth quarter of fiscal 2012 and for fiscal 2012 are only estimates, and its actual results may differ.

In its retail segment, the Company announced that quarter-to-date comparable store sales for the 11 weeks ended March 17, 2012 increased 35.8%. Comparable store sales for the 50 weeks ended March 17, 2012 increased 39.3%.

The Company has not begun its normal quarter-end and year-end closing and review procedures and there can be no assurance that final results for the 13-week and 52-week periods ended March 31, 2012 will not differ from the results for these 11-week and 50-week periods. The results for these 11-week and 50-week periods are not for an entire fiscal period, will be subject to quarter-end and year-end closing procedures and/or adjustments and should not be viewed as a substitute for full-year audited financial statements prepared in accordance with generally accepted accounting principles in the United States.

Further commentary on the Company’s fourth quarter and full year fiscal 2012 results will be provided as part of the fourth quarter 2012 earnings release and conference call scheduled for Tuesday, June 12, 2012.

About Michael Kors

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are located in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

Forward Looking Statements

This press release contains forward-looking statements. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “will,” “should,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions. The forward-looking statements contained in this press release are based on assumptions that the Company has made in light of management’s experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that it believes are appropriate under the circumstances. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-180022).

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for an offering of ordinary shares to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the preliminary prospectus related to the offering may also be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, Telephone: 1-866-718-1649, or by emailing prospectus@morganstanley.com; J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: 1-866-803-9204; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, Telephone: 1-866-471-2526, Facsimile: 1-212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana/Joseph Teklits

203-682-8200

jean.fontana@icrinc.com

Media:

Lisa Pomerantz

212-201-8128

lisa.pomerantz@michaelkors.com